UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 1, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Fate Therapeutics, Inc.

File No. 333-190608 - CF#29869

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Issuer, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 24, 2013, as amended August 6, 2013 and August 19, 2013.

Based on representations by Fate Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period(s) specified:

Exhibit 10.9	through 06/20/2016
Exhibit 10.10	through 06/20/2016
Exhibit 10.11	through 06/20/2016
Exhibit 10.12	through 06/20/2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary